Contact

www.linkedin.com/in/rajini-anachi
(LinkedIn)

Top Skills

Cyber & Network Security, Cognitive Engineering, Distributed systems

Cyber-security

Artificial Intelligence

Rajini Anachi

CEO & President, AVAWATZ - the future of coordinated robotics | CEO and founder of CyGlass (Acquired)

Dallas-Fort Worth Metroplex

Summary

I'm the founding CEO of AvaWatz, where I lead our mission to create AI-driven security and robotics solutions that redefine safety and reliability. As a serial innovator in AI and robotics, I've spent my career tackling complex challenges in defense, security, and industrial operations, delivering transformative technologies that make a real-world impact.

My passion lies in building Trusted AI systems that self-correct, adapt, and perform with precision in high-consequence environments. At AvaWatz, I focus on advancing 3D/4D perception and machine reasoning to reduce uncertainty in mission-critical applications such as threat detection and autonomous operations.

A proud graduate of the Indian Institute of Science, Bangalore and have been part of two successful tech exits. I remain deeply committed to advancing the frontiers of AI and creating lasting value for AvaWatz stakeholders.

Experience

AVAWATZ

CEO & President

February 2019 - Present (7 years 9 months)

Addison, TX

CyGlass

CEO & Founder (acquired by Nominet, 2020)

January 2009 - March 2018 (9 years 3 months)

Littleton, MA, USA

• Formerly CyGlass aka mZeal acquired by Nominet in 2020

• Built the company from ideation to the point of sale

• CyGlass is a cybersecurity company detecting unknown threats

Education

Indian Institute of Science

Ph.D, Bio-Physics

Robert Wood Johnson Medical School, NJ

Post doctoral resercher, Bio-Physics, Computational MR / Eng., algorithms optimization - drug protein interaction